Exhibit 99.1

NICE Actimize Announces ENGAGE 2023, the Industry’s Premier Financial Crime &
Compliance Risk Management Event

NICE Actimize and industry experts will chair hot topics such as the risks and rewards of Generative AI and the role of Network Analytics in uncovering inferred risk

Hoboken, N.J., June 1, 2023 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced its keynote speaker and the information-packed agenda for ENGAGE 2023, the industry’s premier financial crime and compliance industry event. To be held from June 6-7, NICE Actimize’s ENGAGE will inform and inspire financial crime risk professionals at every level representing industry practitioners, regulators, and law enforcement. NICE Actimize’s own subject matter experts will lead an agenda loaded with transformative ideas and insights that will span 30-plus sessions across a full range of financial crime disciplines and interests.

Industry executives from global and regional financial institutions will take part in the event's informative sessions, view cutting-edge demo stations, and learn from a renowned lineup of speakers. Click here to learn more and register for this industry-leading financial crime event.

This year’s day one keynote speaker, award-winning correspondent and investigative journalist Mariana van Zeller, will share her personal experiences as the host and executive producer of National Geographic’s Emmy-nominated series “Trafficked with Mariana van Zeller," now in its fourth season. The series provides an unprecedented and nuanced look at global black markets and trafficking networks.

Hot Sessions: From Generative AI to Network Analytics
The NICE Actimize ENGAGE sessions address top priorities in Anti-Money Laundering, Markets and Conduct Surveillance, Enterprise Fraud Prevention, and Case Management/Technology. Notable topics include "Generative AI: Unpacking the Risks and Rewards for Financial Institutions” and "Connecting the Dots to Uncover Hidden Risks.”

Additional sessions explore a range of issues, from operational concerns to future technology, among them: “End-to-End Fraud Management: Detection, Prevention, Operations, and Investigations;” “Optimized KYC: Are We Ever Going to Get There?” and “The Future of Voice and Electronic Communications Surveillance.”

“Covering every aspect of financial crime, NICE Actimize’s ENGAGE event navigates the fast-paced changes in artificial intelligence, network analytics, data management, and more, helping financial institutions plan effective strategies for their future,” said Craig Costigan, CEO, NICE Actimize. “Financial institutions require a powerful combination of intelligence and automation to meet their challenges, and our industry-leading event will help them explore exciting new options.”

Please click here for further information on the NICE Actimize ENGAGE agenda.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk, and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.